Exhibit 2

VOTING RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

MERUS N.V.

June 12, 2019

Shares represented at the meeting: 15,201,857 ordinary shares (~65.00% of the issued share capital).

	Agenda item	For	Against	Abstain
1.	Opening	N/A	N/A	N/A
2.	Discussion annual report	N/A	N/A	N/A
3.	Implementation of compensation policy	N/A	N/A	N/A
4.	Adoption of annual accounts	15,201,857	—	—
5.	Dividend and reservation policy	N/A	N/A	N/A
6.	Appointment of auditor	15,201,857	—	—
7.	Release of directors from liability	15,201,857	—	—
8.	Amendment of articles of association	15,201,857	—	—
9.	Appointment of Dr. V. Sandor	15,201,857	—	—
10.	Appointment of Dr. S. Lundberg	15,201,857	—	—
11.	Re-appointment of Dr. A. Mehra	15,201,857
12.	Re-appointment of Dr. J. de Koning	15,201,857	—	—
13.	Amendment of awards under 2010 employee option plan[1]	—	—	—
14.	Authorization of board to repurchase shares	15,201,857	—	—
15.	Close	N/A	N/A	N/A

[1]	Agenda item 13 was not put to a vote as the requisite quorum was not represented at the meeting